Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265570

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated June 28, 2022)

3,865,491 Shares of Common Stock

This prospectus supplement supplements the prospectus dated June 28, 2022 relating to the resale by the selling securityholders identified in this prospectus supplement of up to an aggregate of 3,865,491 shares of our common stock issuable upon the exercise of warrants to purchase 3,865,491 shares of our common stock (the “May 2022 Warrants”).

You should read this prospectus supplement, together with the related prospectus and the additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” carefully before you invest in any of our securities.

Our common stock is traded on The Nasdaq Capital Market under the symbol “PALI.” On June 29, 2022, the closing sale price of our common stock on The Nasdaq Capital Market was $0.43 per share.

This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

This investment involves a high degree of risk. See “Risk Factors” on page 20 of the prospectus and any similar section contained in the documents that are incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 5, 2022.

The following information is provided to update the Selling Securityholders table in the prospectus to reflect the transfer of 900,000 warrants by Altium Growth Fund, LP to entities affiliated with Warberg Asset Management.

SELLING SECURITYHOLDERS

On May 6, 2022, we entered into securities purchase agreements with certain institutional and accredited investors, pursuant to which we agreed to sell and issue, in a registered direct offering, offered pursuant to an effective shelf registration statement on Form S-3 an aggregate of 3,646,690 shares of common stock, for aggregate gross proceeds of approximately $2.0 million, before deducting fees to the placement agents and other estimated offering expenses payable by us.

In a concurrent private placement, pursuant to the purchase agreement, we offered and sold to the investors common stock purchase warrants to purchase an aggregate of 3,646,690 shares of our common stock. The purchase warrants have an exercise price per share equal to $0.7105, are not exercisable until six months following the date of issuance and expire five-and-half years from the issuance date.

Pursuant to placement agency agreement dated as of May 6, 2022, we engaged the placement agent, to act as the exclusive placement agent in connection with the registered direct and private placement transaction. We issued placement agent warrants to purchase an aggregate of 218,801 shares of our common stock, or the placement agent warrants. The placement agent warrants have an exercise price of $0.7105 per share and a five-and-a-half year term. The placement agent warrants are not exercisable until six months following the date of issuance. The shares of common stock underlying the placement agent warrants and the purchase warrants are referred to collectively as the warrant shares. The purchase warrants and placement agent warrants are referred to collectively as the May 2022 Warrants.

Pursuant to the purchase agreements, we agreed to file the registration statement of which this prospectus supplement and the prospectus are a part to cover the resale of the shares of common stock underlying the purchase warrants and to keep such registration statement effective until no selling securityholder owns any warrants or warrant shares issuable upon exercise of the purchase warrants.

This prospectus supplement and the prospectus relate to the resale of 3,865,491 shares of common stock which are issuable upon the exercise of the May 2022 Warrants held by the selling securityholders identified below to permit such selling securityholders, or their permitted transferees or other successors-in-interest that may be identified in a supplement to the prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus supplement and the prospectus are a part, to resell or otherwise dispose of these shares in the manner contemplated under the section entitled “Plan of Distribution” in the prospectus (as may be supplemented and amended).

The selling securityholders may sell some, all or none of their shares. We do not know how long each of the selling securityholder will hold their shares before selling them, and we currently have no agreements, arrangements or understandings with the selling securityholders regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling securityholders. As a result, we cannot estimate the number of shares of common stock each of the selling securityholders will beneficially own after termination of sales under this prospectus supplement. In addition, the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which it provided information for this table.

The following table sets forth the name of each selling securityholder, the number of our outstanding shares of common stock beneficially owned by the selling securityholder as of June 29, 2022, the number of warrant shares that may be offered under this prospectus supplement, and the number and percentage of our outstanding shares of common stock beneficially owned by the selling securityholder assuming all of the warrant shares covered hereby are sold. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days.

Under the terms of the May 2022 Warrants, each selling securityholder may not exercise the May 2022 Warrant to the extent such exercise would cause the selling securityholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as indicated in such selling securityholder’s warrant, of our then outstanding common stock following such exercise, excluding, for purposes of such determination, common stock issuable upon exercise of the May 2022 Warrants, which have not been exercised. The percentage in the fourth column reflects this limitation if applicable.

The information in the table below and the footnotes thereto regarding shares of common stock to be beneficially owned after the offering assumes the exercise of the May 2022 Warrants by the selling securityholders and sale of all shares being offered by the selling securityholders under this prospectus supplement. Information contained in the table below and the footnotes thereto is based upon information provided to us by the selling securityholders and has not been independently verified by us. The selling securityholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their warrant shares or other securities since the date on which the information in the table below is presented. Information about the selling securityholders may change over time. The percentage of shares owned after the offering is based on 21,880,169 shares of common stock outstanding as of June 29, 2022.

	Before Offering Number of Shares Beneficially Owned				After Offering
Name and Address			Number of Shares Offered		Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Entities affiliated with Warberg Asset Management(2) 716 Oak Street Winnetka, IL 60093	981,113	(3)	900,000	(4)	981,113	4.3%
District 2 Capital Fund LP(5) 14 Wall Street Huntington, NY 11743	—		549,338	(6)	—	—
FGP Protective Opportunity Master Fund SP, a segregated portfolio of FGP Protective Opportunity Master Fund SPC(7) 94 Solaris Avenue, 2nd Floor, Camana Bay P.O. Box 30 745, Grand Cayman	549,338	(8)	549,338	(9)	549,338	2.4%
Hudson Bay Master Fund Ltd.(10) 28 Havemeyer Place, 2nd Floor Greenwich, CT 06830	641,930	(11)	549,338	(12)	641,930	2.9%
Lincoln Park Capital Fund LLC(13) 440 N. Wells St., Suite 410 Chicago, IL 60654	113,358	(14)	549,338	(15)	113,358	0.5%
Lind Global Fund II LP(16) 444 Madison Ave, 41st Floor New York, NY 10022	140,736	(17)	549,338	(18)	140,736	0.6%
Ladenburg Thalmann & Co. Inc. 640 Fifth Avenue, 4th Floor New York, New York 10019	—		218,801	(19)	—	—

(1)	Assumes the exercise of the May 2022 Warrants and sale of all shares available for sale under this prospectus supplement and no further acquisitions of shares by the selling securityholder.
(2)	Warberg Asset Management LLC is the General Partner of Warberg WF X LP and Warberg Special Situations Fund LP and may be deemed to have sole voting and dispositive power with respect to these securities. Jonathan Blumberg and Daniel Warsh are the principals and/or managers of such funds and may be deemed to have sole voting and dispositive power with respect to these securities.
(3)

Consists of 489,723 shares of common stock issuable upon the exercise of warrants held by Warberg WF X LP and 491,390 shares of common stock issuable upon the exercise of warrants held by Warberg WF IX LP.

(4)

Consists of 450,000 shares of common stock issuable upon the exercise of the May 2022 Warrant held by Warberg WF X LP and 450,000 shares of common stock issuable upon the exercise of the May 2022 Warrant held by Warberg Special Situations Fund LP.

(5)	Michael Bigger is the Managing Member of District 2 GP LLC, the General Partner of District 2 Capital Fund LP, and has voting and dispositive power over the shares held by it.
(6)	Consists of 549,338 shares of common stock issuable upon the exercise of the May 2022 Warrant held by District 2 Capital Fund LP.
(7)

Gregory Pepin and Philippe Froehlicher are the principals of FGP Protective Opportunity Master Fund SP. Messrs. Pepin and Froehlicher have the voting and dispositive power with respect to the securities.

(8)	Consists of 549,338 shares of common stock.
(9)

Consists of 549,338 shares of common stock issuable upon the exercise of the May 2022 Warrant held by FGP Protective Opportunity Master Fund SP, a segregated portfolio of FGP Protective Opportunity Master Fund SPC.

(10)

Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

(11)	Consists of 549,338 shares of common stock and 92,592 shares underlying warrants to purchase common stock expiring in January 2025.
(12)	Consists of 549,338 shares of common stock issuable upon the exercise of the May 2022 Warrant held by Hudson Bay Master Fund Ltd.
(13)

Joshua Scheinfeld and Jonathan Cope, the principals of Lincoln Park Capital Fund LLC, are deemed to be beneficial owners of all the common stock of Lincoln Park Capital Fund LLC. Messrs. Scheinfeld and Cope have shared voting and disposition power.

(14)	Consists of 113,358 shares of common stock.
(15)	Consists of 549,338 shares of common stock issuable upon the exercise of the May 2022 Warrant held by Lincoln Park Capital Fund LLC.
(16)

Reflects securities held directly by Lind Global Fund II LP. Lind Global Partners II LLC, the general partner of Lind Global Fund II, LP, may be deemed to have sole voting and dispositive power with respect to the securities held by Lind Global Fund II, LP. Jeff Easton, the managing member of Lind Global Partners II LLC, may be deemed to have sole voting and dispositive power with respect to the securities held by Lind Global Fund II, LP.

(17)	Consists of 140,736 shares of common stock.
(18)	Consists of 549,338 shares of common stock issuable upon the exercise of the May 2022 Warrant held by Lind Global Fund II LP.
(19)	Consists of 218,801 shares of common stock issuable upon the exercise of the May 2022 Warrant held by Ladenburg Thalmann & Co. Inc.